FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Telefónica — Redundancy Plan Agreement	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
In accordance with the provisions of article 82 of the Spanish Securities Market Act, TELEFÓNICA, S.A. (“TELEFÓNICA”) hereby discloses the following
SIGNIFICANT EVENT
Regarding the Redundancy Plan of Telefónica España, agreed by a wide majority with the unions, and after its approval by the labour authorities, the Company here provides information on the impacts of that Redundancy Plan:
•	The Redundancy Plan contemplates the inclusion of up to a maximum of 6,500 employees in the period 2011-2013.

•
The current value of the cost of the Plan is estimated to be approximately 2,700 million euros before taxes (around 415,000 per employee), which will be booked as non-recurrent personnel expenses in the current fiscal year.

•	The Company’s results over the next few years will benefit from higher efficiency in personnel expenses.
The impact of these measures on Telefónica’s cash generation is positive from year one and allows the Company to reiterate all its shareholder remuneration commitments.
It must be remembered that the impact of the Redundancy Plan was not included in the guidance announced by the Company for 2011 and for the period 2011-2013.
Madrid, July 15, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 15th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors